September 6, 2011
VIA EDGAR AND FACSIMILE
Kathleen Collins, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2010 Filed on March 31, 2011 (the “2010 20-F”) File No. 001-33853
Dear Ms. Collins and Ms. Davis:
This letter sets forth the Company’s responses to the comments contained in the letter dated August 3, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below in bold and followed by the responses thereto.
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Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 42
1.
We note that you provide little or no discussion of cash provided by operating activities. In this regard, we note significant fluctuations in accounts receivable, accounts payable and advances from customers yet the reasons for such large changes and how they impacted operating cash flow has not been disclosed. Please tell us how you considered expanding your disclosures to include discussion of the underlying reasons for each material change to better explain the variability in your cash flows. We refer you to Section IV.B.1 of SEC Release No. 33-8350 for guidance.

The Company respectfully advises the Staff that the Company’s net cash provided by operating activities increased by approximately RMB522.6 million (US$79.2 million) from 2009 to 2010, while its net income increased by approximately RMB385.2 million (US$58.3 million) during the same period, representing approximately 74.0% of the increase in the net cash provided by operating activities. The net income alone was sufficient to satisfy the Company’s needs for its business operations and liquidity. Therefore, the Company believed and disclosed in the 2010 20-F that the increase in net cash provided by operating activities was primarily due to the increase in the net income resulting from its increased revenues.

The Company has noted the Staff’s comments and will include in its future Form 20-F filings expanded disclosure of reasons behind the key working capital items in the relevant years in the following format. A discussion of the Company’s operating cash flow changes in 2010 is included below for illustration purpose:
“Net cash provided by operating activities amounted to RMB1.6 billion (US$234.9 million) in 2010, primarily attributable to (i) our net income of RMB1.1 billion (US$159.4 million) in 2010; (ii) an add-back of RMB235.0 million (US$35.6 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB186.3 million (US$28.2 million), primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; and (iv) an increase in advances from customers of RMB232.2 million (US$35.2 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by an increase in accounts receivable of RMB179.5 million (US$27.2 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally get certain credit terms from us for the full amount of prices for the air tickets issued and hotel rooms reserved.
2.
We note that your PRC subsidiaries are permitted to pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Please tell us how you considered providing disclosure similar to that on page F-21 within your liquidity disclosures. Refer to Item 5.B.1(b) of Form 20-F.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the referenced disclosure has been included on page 16 of the 2010 20-F in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”
In response to the Staff’s comment, the Company will add a cross reference to the specific risk factor within the liquidity disclosure under Item 5 in its future Form 20-F filings.

3.
We note that your ability to fund operations and to pay dividends depends upon dividends paid by your PRC subsidiaries. Please tell us how you considered disclosing how your PRC subsidiaries earn revenue. In this regard, your disclosure would describe how earnings of the consolidated affiliated entities flow through your corporate structure. Also, pursuant to your risk factor disclosure on page 18, we note that the PRC government controls the convertibility of the RMB into foreign currencies. Tell us how you considered disclosing the impact that this control may have on the flow of cash from your PRC entities.

The Company respectfully advises the Staff that the Company’s PRC subsidiaries earn revenues primarily through (i) providing hotel reservation services to customers in China as such services are not subject to legal restrictions on foreign ownership; and (ii) providing technical consulting and related services, staff training and information services and platform maintenance services to the Company’s affiliated Chinese entities in exchange for service fees pursuant to the exclusive technical consulting and services agreements between the Company’s subsidiaries and affiliated Chinese entities. An English translation of the Form of Consulting and Services Agreement has been incorporated by reference as Exhibit 4.7 to the 2010 20-F. Such earnings will flow back to the Company when its wholly-owned PRC subsidiaries distribute dividends out of their accumulated profits. With the dividends received from its PRC subsidiaries, the Company historically distributed cash dividends to its shareholders in each of 2005, 2006, 2007 and 2008.
The Company supplementally advises the Staff that under existing PRC foreign exchange regulations, RMB is freely convertible for payments of current account items, including profit distributions, without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as the Company’s PRC subsidiaries comply with certain procedural requirements. Accordingly, the Company’s PRC subsidiaries may pay dividends to the Company by converting RMB into foreign currencies without substantive restrictions.
In response to the Staff’s comment, the Company will add the following disclosure in its future Form 20-F filings under Item 4. Information on the Company — C. Organizational Structure:
“We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our affiliated Chinese entities.”

4.
Tell us how you considered providing disclosures describing the restrictions imposed by statutory limits on the loans to your PRC subsidiaries as described in the risk factor on page 30 and how such restrictions could materially and adversely affect your liquidity and ability to fund operations. In your discussion, include a quantitative or qualitative analysis to provide investors with sufficient information to understand the amount of statutory limits and whether it is reasonably likely that the company would exceed these limits.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that under the current PRC regulations, loans, either from the Company or from third-party sources outside of China, incurred by the Company’s subsidiaries in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiary, and must be registered with the SAFE or its local branches. In the past, the Company’s subsidiaries have mainly funded their operations and cash needs from the Company’s initial capital injections and cash generated from such subsidiaries’ operations. Historically, the Company has extended two loans to two of its PRC subsidiaries in the amount of US$11.0 million and US$7.5 million, respectively, which are within the respective statutory limit of these two PRC subsidiaries. As of December 31, 2010, the loan in the amount of US$7.5 million was fully repaid and the loan in the amount of US$11.0 million had an outstanding balance of US$5.6 million. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2010.
The Company further advises the Staff that, based on the capital needs and cash generated from operations of its PRC subsidiaries, it does not believe that its PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. Based on the above, the Company does not believe that it is reasonably likely that its PRC subsidiaries would need to incur debts exceeding their respective statutory debt limits. Therefore, after due consideration of the potential risks in this regard, the Company does not believe the statutory debt limits on its PRC subsidiaries are material to its business operations in China.
Item 18. Financial Statements
Notes to the Consolidated Financial Statements
Major variable interest entities, page F-8
5.
We note that you have concluded that you are the primary beneficiary of the VIEs listed on page F-7. Please tell us why you believe each of the significant control and economic benefits agreements are enforceable under PRC and local law. If you consider this enforceability conclusion to be a significant consolidation judgment and/or assumption please revise your disclosure accordingly. Refer to ASC 810-10-50-2AA.

The Company respectfully advises the Staff that as disclosed on pages 15 and 54 of the 2010 20-F, the Company has been advised by Commerce & Finance Law Offices, the Company’s PRC legal counsel, that the control and economic benefit agreements between the Company’s PRC subsidiaries and its affiliated Chinese entities are valid, binding and enforceable under the current laws and regulations of China. Commerce & Finance Law Offices has expressly consented to the references to its opinions in the 2010 20-F and such consent has been filed as Exhibit 15.2 to the 2010 20-F. Furthermore, the Company respectfully advises the Staff that the control and economic benefit agreements used by the Company are commonly used by foreign private issuers that operate in China in order to comply with legal restrictions on foreign ownership in certain industries. In the Company’s case, such restricted industries are air-ticketing, travel agency, online advertising and value-added telecommunications businesses. The Company believes the control and economic benefit agreements which establish the Company’s organizational structure are similar to those used by other foreign private issuers operating in the same industries in China. Based on the public filings made by other foreign private issuers based in China, the Company notes that these foreign private issuers have been advised by their respective PRC legal counsels that the control and economic benefit agreements which establish their respective organizational structure are valid, binding and enforceable under the current laws and regulations of China.
Based on the above, the Company believes that the control and economic benefit agreements are enforceable under PRC laws and does not consider this enforceability conclusion to be a significant consolidation judgment or assumption.
6.
Explain to us how your disclosure addresses the types, nature and changes of risks associated with your involvement with the VIEs as they relate to cash flows, financial position and operating performance. Refer to ASC 810-10-50-2AA. For example, we note your disclosures on page 15 where you indicate that if you or affiliated Chinese entities were found to be in violation of PRC regulations, the relevant PRC regulatory authorities could, among other things, revoke you or your affiliated Chinese entities business licenses, discontinue any portion or all of your value-added telecommunications, air-ticketing, travel agent or advertising businesses or could require you to restructure your ownership structure. Please tell us how your current disclosures address the impact such actions may have on you and on your ability to consolidate the affiliated Chinese entities.

The Company respectfully advises the Staff that as discussed in response to comment 5, the Company believes its involvement with the VIEs are similar to the other foreign private issuers based in China. The Company further advises the Staff that as disclosed on pages 15 and 28 of the 2010 20-F, Commerce & Finance Law Offices, the Company’s PRC legal counsel, is of the opinion that the ownership structures, businesses and operations of the Company’s subsidiaries and affiliated Chinese entities in China, as described in the 2010 20-F, comply with all existing PRC laws, rules and regulations.

However, as disclosed on pages 15 of the 2010 20-F, the Company cannot be certain that the PRC government authorities will not ultimately take a view contrary to the opinion of its PRC legal counsel due to the lack of official interpretation and clear guidelines. Furthermore, as disclosed on page 20 of the 2010 20-F, there is a risk that the Company may be required to restructure its organizational structure and operations in China to comply with changing and new PRC laws and regulations. If the Company and its consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including those actions and penalties discussed in the referenced risk factor on page 15. In particular, if the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from its consolidated affiliated Chinese entities, the Company may lose the ability to consolidate and reflect in its financial statements the operation results of its affiliated Chinese entities.
In response to the Staff’s comment, the Company will expand the discussion in the referenced risk factor and the notes to the consolidated financial statements in its future Form 20-F filings.
7.
We note your risk factor disclosures on pages 15 and 19 regarding the uncertainties in the PRC legal system. Please tell us how you considered including a discussion of how the PRC legal system could limit your ability to enforce the contractual arrangements should your affiliated Chinese entities fail to perform their obligations under the contractual arrangements. Refer to ASC 810-10-50-2AA.

The Company respectfully advises the Staff that as discussed in response to comment 5, the Company believes that the contractual arrangements with its affiliated Chinese entities are enforceable under the current laws and regulations of China. The Company further advises the Staff that as disclosed on page 53 of the 2010 20-F, the affiliated Chinese entities are principally owned by certain officers of the Company who are also shareholders of the Company. Therefore, the Company believes the interests of these shareholders are generally aligned with the interest of the Company.
The Company further advises the Staff that as disclosed on page 15 of the 2010 20-F, in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights, and therefore be subject to the uncertainties with respect to the PRC legal system as discussed on page 19 of the 2010 20-F. The Company believes that it has made sufficient disclosure of the risks in the 2010 20-F, including the risk that the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements. In response to the Staff’s comment, the Company will include the referenced disclosure in the risk factors in its notes to the consolidated financial statements in its future Form 20-F filings.

8.
We note your disclosure on page F-9 of the key agreements you have with your VIEs. Please tell us how you considered providing additional details for each contract including, but not limited to, the contractual term of each contract, whether each contract is renewable including which party has the renewal rights, and whether any party has a right to terminate the contract.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will expand the disclosure of the terms of these agreements to include the discussion of the contractual term, renewal and termination rights, to the extent applicable, in both the forepart and the notes to the consolidated financial statements in its future Form 20-F filings.
The Company will also include the other details, such as the terms of the contracts, disclosed on pages 54 and 55 of the 2010 20-F under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements with Consolidated Affiliated Chinese Entities” to the relevant notes to the consolidated financial statements in its future Form 20-F filings.
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If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 21) 3406-4880 Ext. 12200 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740 4850. Thank you very much.

Very truly yours,
/s/ Jane Jie Sun
Jane Jie Sun
Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors, Ctrip.com International, Ltd.
Min Fan, Director, President and Chief Executive Officer, Ctrip.com International, Ltd.
JP Gan, Chairman of the Audit Committee of the Board of Directors, Ctrip.com International, Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

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